

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2012

Via E-mail
Mr. Andrew F. Jacobs
President and CEO
Capstead Mortgage Corporation
8401 North Central Expressway, Suite 800
Dallas, TX 75225

> **Re: Capstead Mortgage Corporation**
> **Form 10-K**
> **Filed February 24, 2012**
> **File No. 001-08896**

Dear Mr. Jacobs:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 6. Selected Financial Data, page 5

1.   Please define "portfolio runoff" and explain how "total average portfolio runoff rate" is calculated in future filings.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 6

2.   We note your disclosure in the third paragraph of this section regarding the declining trend in coupon interest rates, which significantly impacts your portfolio yield. In future Exchange Act reports, please include an analysis of any trend in this significant measure, as well as any trend in your borrowing rates and total financing spread.

Common and Preferred Equity Issuances, page 7

3.   In future Exchange Act reports, please disclose amounts remaining under your at-the-market program.

Residential Mortgage Investments, page 7

4.   We note your disclosure in the first paragraph of this section regarding the impact of interest rate changes on fair value of short-duration ARM Agency securities as being "relatively modest." In future Exchange Act reports, please expand this disclosure to provide an analysis of the quantitative impact of changes in interest rates on your portfolio value.

5.   Please tell us what percentage of your book is represented by interest-only ARMs.

6.   We note your disclosure in the second full paragraph on page 9 regarding your repurchase agreements. Please provide us a schedule of your repo lenders holding excess collateral in excess of 5% of your stockholder's equity. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

7.   In the first sentence of the second paragraph on page 9 we note your disclosure about "uncommitted repurchase agreements." In future Exchange Act reports, please explain in greater detail what you mean by "uncommitted." In addition, we note your haircut range later in the paragraph. In future Exchange Act reports, please also expand your disclosure to provide the period end weighted average haircut and provide any relevant trend disclosure. Lastly, please disclose who calculates collateral value.

Notes to Consolidated Financial Statements

Note 6 – Repurchase Arrangements and Similar Borrowings, Including Interest Rate Hedging Activity, page 42

8.   Please disclose the carrying amount and market value of the assets sold under your repurchase agreements, including accrued interest plus any cash or other assets on deposit under the repurchase agreement. Please also disclose the amount at risk under repurchase agreements with any individual counterparty (or group of related counterparties) that exceeds 10% of stockholders' equity, the name of such counterparty and the weighted average maturity of the repurchase agreements with each. Refer to Rule 4-08(m)(ii)(A)(1) and 4-08(m)(iii) of Regulation S-X.

9.   Please advise us if any of your repurchase arrangements are repurchase financings under ASC 860-10-40-42. If so, please tell us your accounting policy for these transactions, whether they are accounted for as separate or linked and consider expanding your disclosure in future filings accordingly.

10.   We refer to your "Income statement-related" chart on page 45. Please explain why the effective portion of active derivative positions was recognized in interest expense.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551-3402 or Sonia Barros at (202) 551-3655 with any other questions.

Sincerely,

/s/ Cicely LaMothe

Cicely LaMothe
Senior Assistant Chief Accountant